Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

     Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

     The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses, the anticipated effects of the acquisition on earnings and cash flow, projected production levels, reserve replacements and capital expenditures, and a liquid natural gas (LNG) project.. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and subsequent Forms 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

     This filing contains the text from the slides used by Clarence P. Cazalot, Jr., President and Chief Executive Officer of Marathon Oil Corporation, at the Howard Weil Energy Conference on March 30, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Howard Weil Energy Conference March 30, 2004 Clarence P. Cazalot President and CEO

Forward-Looking Statement Except for historical information, the enclosed presentation materials contain forward-looking information. This forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied from such information. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and in subsequent Forms 8-K, cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. Additional Information Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Building the New Marathon Through Focus and Execution New Leadership Team Strategy Defined USX Separation Divest Non-Core Invest in RM&T Growth New Core Areas/ Exploration Refocused IG Strategy Underway Sakhalin Canada CLAM Yates EG Russia Norway Angola GOM Nova Scotia EG Train I Elba Island Qatar GTL Garyville Centennial Cardinal Pilot TC Catlettsburg Detroit 2000 2003

Marathon Today Transformed Exploration & Production Demonstrated resource / reserve growth at competitive cost Defined production growth Positioned for success in Integrated Gas Executing on projects Emerging opportunities MAP remains top quartile RM&T business Announced deal to acquire minority interest

Differentiated Business Model MAP Strategy Maintain top quartile position Leverage investment in core markets Expand and enhance asset base Exploit logistics to maximize profitability Control costs

*BPCD = barrels per calendar day Crude Refining Capacity 948,000 BPD 5th largest in U.S. 6% of total U.S. Capacity St. Paul Park: 70,000 BPCD Robinson: 192,000 BPCD Texas City: 72,000 BPCD Garyville: 245,000 BPCD Catlettsburg: 222,000 BPCD Canton: 73,000 BPCD Detroit: 74,000 BPCD Refining Integrated System

Terminals, Transport & Marine Strategically Positioned for Optimal Deliveries Water Supplied Terminals Coastal Inland Light Product Terminals Part Owner Third Party MAP Owned Asphalt/Heavy Oil Terminals MAP Owned Third Party 62 Light Product Terminals 26 Asphalt Terminals 175 Truck Loading Racks 7 Tow Boats & 155 Barges ~ 2,000 Owned/ Leased Rail Cars

Pipeline Access Flexible Sourcing > 8,000 miles of pipeline owned, operated or leased MRO owned/MAP operated MAP interest/third party operated MAP interest/operated Cardinal Products Pipeline MAP owned/operated

2003 Sales: 2.7 billion gallons ~ 3,900 Outlets Located in 16 States 207 83 776 43 105 446 66 83 42 10 140 2 110 551 835 386 Brand Marketing Growing Brand Presence and Volumes

218 493 66 142 95 265 358 136 2 Speedway SuperAmerica LLC Strategically Positioned in Mid-West 2003 Annual Sales: 3.3 bn gallons Motor Fuel $2.2 billion Merchandise ~ 1,800 C-Stores Strong Mid-west Position

50/50 Joint Venture - MAP/Pilot Corp. ~ 260 Travel Centers Located in 34 states ~ 12,900 employees Pilot Travel Centers LLC Largest TC Operator in U.S. Primary Truck Traffic Region I-84 I-80 I-15 I-10 I-5 I-25 I-15 I-29 I-90 I-70 I-75 I-55 Pilot Travel Centers LLC Williams TC acquisition

Acquisition of MAP Minority Interest Transaction Summary $2.93 billion - 38% minority interest in MAP $94 million - other complementary businesses Maleic Anhydride plant, Neal, W.V. 61 Valvoline Instant Oil Change stores MAP will be wholly-owned by Marathon Two-step, structured transaction Closing expected fourth quarter 2004 subject to closing conditions

Acquisition of MAP Minority Interest Total Consideration (Millions) Marathon stock to Ashland shareholders $315 MAP cash and accounts receivable ~794 Assumed new debt * ~1,900 Environmental liabilities assumed (PV) 15 Total $3,024 * Expected to be paid off immediately after acquisition closes.

Acquisition of MAP Minority Interest Strategic Rationale Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Strong R&M fundamentals

Strong R&M Fundamentals No new U.S. refinery built since 1976 Midwest market ~ 1 million BPD supply short Impact of clean fuels regulations Strong light product demand growth Positive crack spread trends

Crack Spreads Keep Improving '95-'99 '96-'00 '97-'01 '98-'02 '99-'03 USGC 2.74 3.1 3.4 3.4 3.8 Chicago 3.74 4.29 5.07 5.24 5.84 WTI 3-2-1 Rolling 5-Year Average* (per barrel) *87 Octane Unleaded and Low Sulfur Diesel $3.74 $4.29 $5.07 $5.24 $5.84 $3.80 $3.40 $3.40 $3.10 $2.74 2004 Forward Curve Exceptionally Strong Company estimates using Platts data

Acquisition of MAP Minority Interest Strategic Rationale Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Strong R&M fundamentals Increased source of OECD non-depleting cash flows

MAP Cash Distributions and CAPEX (Millions) 1998 1999 2000 2001 2002 2003 Pre-tax Distributions 826 782 1104 1498 420 688 Capital Expenditures 427 602 647 602 727 795 Averages ~ $1.5 B Annually

Major Conditions to Closing Favorable IRS ruling Opinions of outside tax counsel Consents from Ashland public debt holders Ashland shareholder approval Hart-Scott-Rodino clearance Updated Ashland solvency opinions Expect closing in fourth quarter 2004

Differentiated Business Model Exploration & Production Strategy Successful exploration Rebalanced risk, more diversified Emphasis on profitable growth

9 discoveries from 13 significant exploration wells 3 - Norway 2 - Gulf of Mexico 3 - Angola 1 - Equatorial Guinea > 200 MMBOE net risked resource added 4 commercial projects moved to development Alvheim and Klegg - Norway Neptune and Perseus - Gulf of Mexico ~ 70 MBOEPD from these projects in 2007 2003 Exploration Success

Differentiated Business Model Exploration & Production Strategy Successful exploration Rebalanced risk, more diversified Reshaped portfolio Optimized base business Added core areas with profitable growth Emphasis on profitable growth

New Core Area Growth Production New Core Areas 2003 2004 2005 2006 2007 2008 Russia Powder River EG

Estimated Worldwide Production Defined production growth without additional exploration 2003 2004 2005 2006 2007 2008 2009 2010 Base Assets 317 287 258 229 218 194 168.98 144.23 Growth Areas 46 76 105 121 139 210 224.39 221.79 Exploration Success 0 2 3 41 83 72 63.35 43.3 Disposed Assets 27 363 374 385 397 409 421 Base EG Russia PRB Alvheim Klegg Neptune Perseus Asset Sales

Estimated Reserve Replacement Excluding Dispositions 2002A 2003A 2004 Est. Average MMBOE 390 173 240 269 % Reserve Replacement 262 124 180 190 F&D - $/BOE 4.61 8.78 < 5.00 < 6.00

Upside Opportunities Angola - Deepwater Discovered > 800 MMBOE gross risked resource Block 31 - three discoveries, moving to commerciality, additional well at TD Block 32 - one discovery, additional well at TD Nova Scotia - Frontier NA gas play Early stages of exploration One discovery Libya Negotiations underway Re-entry dependent on lifting sanctions

Differentiated Business Model Integrated Gas Strategy Building an integrated gas business Build New Business in IG Supply OECD markets Access non-OECD resource Market "pull" vs. supply "push" NOC relationships

Integrated Gas Complements E&P Access to low cost resource EG Alba block (3 TCF gross dry gas) Qatar North field concession (20-25 TCF) under study Value added by connecting to market and providing technology LNG GTL Methanol Limited number of competitors with integrated gas capabilities Access to significant non-OECD resource

Equatorial Guinea LNG Certified reserves FEED on schedule BG Offtake LOU Fiscal terms HOA FID April 2004 Train II - pursuing gas supply Train I on track

US Market Access Critical Future re-gas connected to upstream options Future re-gas connected to upstream options Elba Island 58 BCF / year for 22 years First delivery March 2004 Lake Charles access for EG Evaluating new re-gas Re-gas projects target IRR >15%

Qatar - Evaluating GTL Development Integrated Gas and Business Development Marathon led project Viable GTL technology North Field liquids improve GTL returns Partners Mitsui Mubadala Development Company Petro-Canada Gas Processing Plant GTL Plant LPGs & Condensates (70-110 MBD) Naphtha & Diesel (90-120 MBD) Offshore Platforms 45km Pipelines 1.5-1.8 BCFD Dry Gas Material gas condensate, LPG and GTL project

Capital distributed to growth areas Capital and Exploratory Expenditures

Elba Re-gas full 58 BCF/Y Growth Within All Business Segments 2004-2008 Drivers of EPS Growth EPS Growth Increase SSA Merchandise Sales Increase Branded Gasoline Sales LNG Volumes Production additions Resource / Reserve Additions > Annual production

VALUE Major Project Execution Phase 2 Completion Sanction Norway Russia Growth PRB Growth Sanction Neptune Sanction Corrib EG LNG Sanction April 04 MAP Top Quartile Refinery Reliability / Capital Investments Optimize Sourcing / Logistics Cost Discipline Close Transaction Strategic Options Qatar Libya Re-entry Canadian Oil Sands Russian JV Next IG Project Capital / Cost Discipline Financial Flexibility 2004 Objectives: "Focus & Execute" Continued Exploration Success Angola Nova Scotia GOM EG Norway January 2004 December 2004 Deliver Base Plan